Exhibit 4.3(iv)

ECOLAB SAVINGS PLAN AND ESOP

FOR TRADITIONAL BENEFIT EMPLOYEES

Third Amendment

Pursuant to Section 10.2 of the “Ecolab Savings Plan and ESOP for Traditional Benefit Employees,” the Company amends the Plan, as set forth below.  Unless otherwise provided, each of the revisions of the Savings Plan will be effective January 1, 2014.

(1)                                 Account Transfers.  Section 2.7 is amended to read:

2.7                               Transfer of Accounts

The Accounts of each Participant who has (i) terminated employment, (ii) become employed by an Affiliated Organization and (iii) become eligible to participate in the Ecolab Savings Plan and ESOP (or would be eligible if not subject to a collective bargaining agreement) will be transferred to the Ecolab Savings Plan and ESOP in a trust-to-trust transfer.  Each of his or her Accounts will be credited to the corresponding account under the transferee plan.

(2)                                 Roth Contributions.  Section 3.1(C)(2) is amended to read:

(2)                                 A Participant may elect to have any portion or all of his or her future Eligible Earnings reductions designated as Roth 401(k) Contributions.  Such election will remain in effect with respect to all Eligible Earnings reductions until changed by a new Participant election.

(3)                                 Roth Catch-Up Contributions.  Section 3.2(D) is amended 2014, to read:

(D)                               Catch-Up Contributions will be allocated to the Participant’s Before-Tax Savings Contribution Account or Roth 401(k) Account in accordance with the Participant’s contribution election.

(4)                                 Roth Rollovers.  Section 3.4(D) is amended to read:

(D)                               The Plan will accept a rollover contribution to a Participant’s Roth 401(k) Rollover Account, but only if it is a direct rollover from another Roth elective deferral account under an applicable retirement plan described in Code section 402A(e)(1) and only to the extent the rollover is permitted under the rules of Code section 402(c).

(5)                                 Elimination of Withdrawal Limits.  Section 6.4 is amended to read:

6.4.                            Rules for Withdrawals

(A)                               No withdrawal from an Account may exceed the balance of such Account reduced by any outstanding loan from the Account.

(B)                               A withdrawal distribution will be made only upon the Participant’s application in the manner prescribed by the Administrator.

(C)                               The provisions of Section 8.8 will apply to any withdrawal distribution that constitutes an Eligible Rollover Distribution.

(D)                               Amounts withdrawn will be taken ratably from the investment funds, other than a loan account, in which the Accounts from which the withdrawal is made are invested.

(6)                                 Section 415 Contribution Limit Corrections  Section 9.3(C) is amended, effective January 1, 2013, to read:

(C)                               If the Administrator, in his or her discretion, determines that the limitation under Subsection (A) would otherwise be exceeded:

(1)                                 to the extent necessary to prevent such excess from occurring, the amount of a Participant’s Eligible Earnings reductions and Elective Deferral Contributions will be prospectively reduced; and

(2)                                 if, in spite of such reductions and as a result of reasonable error in estimating the amount of the Participant’s Eligible Earnings, Elective Deferral Contributions, other elective deferrals within the meaning of Code section 402(g)(3), or Section 415 Wages, the limitation would otherwise be exceeded, then, such excess will be corrected in accordance with the Employee Plans Correction Resolution System under Revenue Procedure 2013-12 or such program as is then in effect.

(7)                                 Plan Termination Vesting.  Section 10.4 is amended, effective January 1, 2013, to read:

10.4.                     Vesting Upon Termination, Partial Termination or Discontinuance of Contributions

Upon termination of the Plan or upon the complete discontinuance of contributions by all Participating Employers, the Accounts of each Participant will, to the extent funded, vest in full.  Upon a partial termination of the Plan, the Accounts of each Participant as to whom the Plan has been partially terminated will, to the extent funded, vest in full.

(8)                                 Domestic Partner.  Section 11.14 is amended, effective September 16, 2013, to read:

11.14.              Domestic Partner

A Participant’s “Domestic Partner” is an individual, other than the Participant’s Spouse, who satisfies one of the following conditions not later than the earlier of the date on which benefits commence and the Participant’s death:

(A)                               The Participant and such person are, under the laws of a state or of a jurisdiction outside the United States, the parties to a

(1)                                 civil union,

(2)                                 registered domestic partnership, or

(3)                                 similar, legally-recognized arrangement,

that has not been dissolved or revoked; or

(B)                               The Participant and such person have filed with the Company an affidavit, in a form prescribed by the Administrator, attesting that

(1)                                 they have an ongoing and committed “Spouse-like” relationship;

(2)                                 they intend to continue their relationship indefinitely;

(3)                                 each of them is 18 years of age or older and competent to enter into a contract;

(4)                                 neither of them is the Spouse or Domestic Partner of anyone else;

(5)                                 they are not related by blood closer than permitted by marriage law in their state of residence;

(6)                                 they share a principal residence and intend to do so indefinitely;

(7)                                 they are jointly responsible for the direction and financial management of their household and take joint responsibility for each other’s financial obligations; and

neither the Participant nor such person has revoked such affidavit.

(9)                                 Spouse  Section 11.48 is amended, effective September 16, 2013, to read:

11.48.              Spouse

A person is the “Spouse” of another if, and only if, such person and the other person became married to each other under the law of any jurisdiction and the marriage has not been legally terminated.  A Participant’s “surviving Spouse” is the person who was the Participant’s Spouse at the Participant’s death.

(10)                          Section 13.3(B)(3) is amended, effective January 1, 2013, to read:

(3)                                 The “required aggregation group” consists of (i) each plan of an Affiliated Organization in which a key employee participates, and (ii) each other plan of an Affiliated Organization that enables a plan in which a key employee participates to meet the nondiscrimination requirements of Code section 401(a)(4) or 410.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed by its duly authorized officers this 23rd day of December, 2013.

ECOLAB INC.

(Seal)

		By	/s/Daniel J. Schmechel
Daniel J. Schmechel
Chief Financial Officer

Attest:	/s/James J. Seifert
James J. Seifert
Executive Vice President, General Counsel and Secretary